UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14141

L-3 COMMUNICATIONS

MASTER SAVINGS PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

L-3 COMMUNICATIONS HOLDINGS, INC.

600 Third Avenue

New York, NY 10016

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

*	Refers to item number in Form 5500 (“Annual Return/Report of Employee Benefit Plan”) filed with the Department of Labor for the plan year ended December 31, 2015.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of

the L-3 Communications Master Savings Plan:

In our opinion, the accompanying Statements of Net Assets Available for Benefits and the related Statements of Changes in Net Assets Available for Benefits present fairly, in all material respects, the net assets available for benefits of the L-3 Communications Master Savings Plan (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
June 23, 2016

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

(in thousands)

	2015	2014
Assets:
Investment in Master Trust	$4,479,487	$4,548,423
Receivables:
Employer contributions	14,348	14,246
Participant contributions	13,913	12,932
Notes receivable from participants	91,772	92,797

Total receivables	120,033	119,975

Net assets available for benefits	$4,599,520	$4,668,398

See accompanying notes to financial statements.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

(in thousands)

Additions:
Contributions:
Employer	$121,373
Participant	244,858
Rollover	21,060

Total contributions	387,291
Interest income on notes receivable from participants	3,720

Total additions	391,011
Deductions:
Benefit payments	(480,153)
Administrative expenses	(202)
Plan interest in the Master Trust net investment loss	(14,313)

Total deductions	(494,668)

Net decrease prior to transfer in from other plan	(103,657)
Transfer in from other plan (Note 1)	34,779

Net decrease	(68,878)
Net assets available for benefits, beginning of year	4,668,398

Net assets available for benefits, end of year	$4,599,520

See accompanying notes to financial statements.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Plan Description

General

The following description of the L-3 Communications Master Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions and the respective appendices to the Plan document for business unit specific provisions.

The Plan is a defined contribution 401(k) plan and is administered by the Benefit Plan Committee (“Plan Administrator”) appointed by L-3 Communications Corporation (the “Company”). The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan covers employees of multiple business units (including the corporate office) of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants may direct their investment to a combination of different funds, which are held in the L-3 Communications Master Savings Plan Trust (the “Master Trust”), managed by Fidelity Management Trust Company (“FMTC”), as Trustee.

Effective August 6, 2013, the L-3 Stock Fund converted to an Employee Stock Ownership Plan (“ESOP”). The ESOP is designed to be a component of the Plan and not a separate, stand-alone plan. The conversion of the L-3 Stock Fund to an ESOP allows participants to choose whether future dividends payable to the L-3 Stock Fund are paid directly to the participant in cash or reinvested in the L-3 Stock Fund. Dividends paid to the participant are treated as taxable income in the year the dividend is received. Dividends paid directly to the L-3 Stock Fund become fully vested upon payment without regard to the vested status of the underlying shares.

Transfer In from Other Plan

On December 29, 2015, plan assets of approximately $34,778,571 were transferred into the Plan from the MITEQ, Inc. Savings and Security Plan.

Participant Contributions

Generally, all eligible employees can participate in the Plan, as of their date of hire, and may contribute from 1% to 25% of total compensation, as defined in the plan document. Newly hired employees of the Company will be deemed to have elected to contribute 3% of their total compensation each pay period to the Plan. The contribution commences on or after the 60th day following the employee’s date of hire. An employee may opt out of the automatic enrollment before the 60th day or increase or decrease the percentage elected.

A participant may elect to increase, decrease, suspend or resume contributions at any time with the election becoming effective as soon as administratively possible. The Internal Revenue Code (“IRC”) limited the maximum amount an employee may contribute on a pre-tax basis in 2015 to $18,000 for participants under 50 years of age and $24,000 for participants 50 years of age and over. Participants are 100% vested in their individual contributions and net earnings thereon. See Note 3 for a discussion of the Company’s matching contribution and related vesting provisions of the Plan. Participants have the option of investing employee contributions in the L-3 Stock Fund, as well as other available investment options offered by the Master Trust.

An employee who is automatically enrolled in the Plan will have his or her pre-tax contributions invested in an investment fund designated by the Plan Administrator as the qualified default investment alternative (“QDIA”). The QDIA for the Plan is the appropriate age-based Fidelity Freedom K Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) the Plan’s interest in the Master Trust net investment gain (loss), and may be charged with certain administrative expenses. Allocations are based on participant net earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

Master Trust Investments

Generally, employer contributions are initially invested in the L-3 Stock Fund, as described below under Note 2. A participant may make an investment election to transfer employer contributions to other investment options.

Subsequent Events

The Company entered into a definitive agreement to sell its National Security Solutions (“NSS”) business to CACI International Inc. on December 7, 2015. The transaction was completed on February 1, 2016. All account balances of active participants employed by the Company remained with the Plan as of December 31, 2015.

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 3, 2016, that the Plan is designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes.

2. Summary of Significant Accounting Policies

Investment in Master Trust

Investment assets of the Plan are maintained in the Master Trust administered by FMTC. The Plan participates in the Master Trust along with the Aviation Communication & Surveillance Systems 401(k) Plan, and these plans together are collectively referred to as the Participating Plans.

The investment in the Master Trust represents the Plan’s specific interest in the assets of the Master Trust. The assets consist of units of funds that are maintained by FMTC. Contributions, benefit payments and certain administrative expenses are specifically identified to the Plan.

Valuation of Investments

The investment in the Master Trust is stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by Fidelity Management and Research Company. Refer to Note 5 for additional information and disclosure provided for the fair value of the Plan’s investments.

The L-3 Stock Fund is a unitized fund as of December 31, 2015 and 2014. As a unitized fund, the L-3 Stock Fund’s value is determined by its underlying assets consisting of shares of L-3 Communications Holdings, Inc. (“L-3 Holdings”) common stock and the Fidelity Institutional Money Market Fund, sufficient to meet the L-3 Stock Fund’s daily cash requirements. The L-3 Stock Fund’s unit price is computed by the Trustee daily.

Shares of common stock held in the L-3 Stock Fund at December 31, 2015 and 2014 are valued at the last reported quoted market price of a share on the last trading day of the year. The money market fund is valued at cost plus accrued interest, which approximates fair value.

The Fidelity Managed Income Portfolio II – Class 3 (“MIP Fund”), a common/collective trust fund investment, is stated at contract value in accordance with Accounting Standards Update (ASU) 2015-12 (see New Accounting Standards Implemented and Basis of Accounting below). The beneficial interest in the net assets of the MIP Fund is represented by units.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results will differ from these estimates. The most significant estimate relates to valuations of investments in the Master Trust.

The Plan’s investments are stated at fair value. Refer to Note 5 for additional information and disclosures provided for the fair value of the Plan’s investments.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

The Plan invests in fully benefit-responsive investment contracts through the MIP Fund. The Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits include the MIP Fund at contract value in accordance with ASU 2015-12 (see New Accounting Standards Implemented below). Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Investment Transactions and Investment Income/Loss

Investment transactions by the Master Trust are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Forfeited Contributions

Participants vest in Company contributions in accordance with the provisions of their respective divisions and/or subsidiaries as described in Note 3. Non-vested Company contributions are forfeited upon a participant’s five year break in service or withdrawal of a participant’s vested balance, if earlier. Forfeited contributions are used to reduce future Company contributions and to pay plan expenses. Forfeited contributions utilized during 2015 were $6,807,691. Forfeited contributions available for future use were $2,121,506 and $4,009,108 at December 31, 2015 and 2014, respectively.

Benefit Payments

Benefit payments are recorded when paid.

Plan Expenses

The Plan provides for the payment of all administrative expenses including trustee, record keeping, consulting from available forfeited contributions. Loan administration fees are charged to participants. In the event that forfeited contributions are not available, the Company pays for administrative expenses. Taxes and investment fees related to the stock or mutual funds are paid from the net assets of such funds.

Risks and Uncertainties

The Plan provides for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

New Accounting Standards Implemented

In July 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-12, which permits a reporting entity to measure, present and disclose fully benefit-responsive investment contracts only at contract value. ASU 2015-12 also eliminates the requirement for plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation by general type. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate, but will no longer be required to be disaggregated and disclosed by general type. ASU 2015-12 also removes the requirement to disaggregate investments of employee benefit plans by nature, characteristics and risks and requires that these investments be grouped only by general type. This update is effective for the interim and fiscal periods beginning after December 15, 2015 with early adoption permitted. The Plan has elected to early adopt ASU 2015-12 for the year ended December 31, 2015. The adoption of this standard did not materially impact the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits. See Notes 4 and 5 for additional information.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

In May 2015, the FASB issued ASU 2015-7, which removes the requirement for reporting entities to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. ASU 2015-7 also removes the requirement to make certain disclosures for all investments that are measured at fair value using the net asset value per share practical expedient. This update is effective for interim and fiscal periods beginning after December 15, 2016 with early adoption permitted. The Plan has elected to early adopt ASU 2015-7 for the year ended December 31, 2015. The adoption of this standard did not materially impact the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits.

3. Contributions and Vesting Provisions

The Company generally provides matching contributions based on a percentage of the participant’s pre-tax and after-tax contributions up to a designated percentage of the participant’s compensation. Employees who attain age 50 in a plan year may make additional pre-tax contributions known as catch up contributions. Catch up contributions are generally matched at the same rate as regular pre-tax contributions. The Company’s matching contributions vary by division, union group and/or subsidiary but range from 0% to 5% of compensation.

As a result of agreements made during acquisition, collective bargaining negotiations or required retirement replacement contributions, a business unit may provide a supplemental or non-matching employer contribution to the Plan for participants. These amounts can be in addition to or in place of matching contributions and range from 0.5% to 8.1% of eligible compensation.

Four business units provide an increased match for employees who were hired after the freeze of a pension plan sponsored by the business unit.

All Company matching contributions are made in the L-3 Stock Fund except for certain collectively bargained arrangements which require matching contributions to be made in cash rather than into the L-3 Stock Fund. With respect to contributions made in the L-3 Stock Fund, a participant has the right to transfer his or her employer contribution account balance into one or more of the available investment funds immediately after deposit to the account. With respect to contributions that are made in cash and not stock, a participant has the right to direct the investment of such employer contributions into one or more of the available investment funds.

A three year graded vesting is the standard schedule for all Plan business units. Exceptions to the standard may exist as a result of collective bargaining agreements or grandfathered plan provisions. If a business unit has more than one type of company contribution, a different vesting schedule may apply to each. The vesting schedule may be changed in the future by amendment but not in a manner which reduces benefits accrued as of the date of the amendment. There are four different vesting schedules utilized in the Plan, which are: (1) immediate 100% vesting, (2) three-year graded vesting (25% after one year, 50% after two years, 100% after three years), (3) five-year graded vesting (20% vesting per year of service) and (4) three-year cliff vesting (0% before 3 years and 100% after 3 years).

4. Master Trust

The Master Trust represents 5% or more of the Plan’s net assets available for benefits at December 31, 2015 and 2014. The Plan’s percentage interest in the Master Trust was 99.0% at December 31, 2015 and 99.1% at December 31, 2014.

The investment loss of the Master Trust and the Plan’s portion of the investment loss for the year ended December 31, 2015 are presented in the table below.

	Master Trust	Plan’s Portion
	(in thousands)
Investment Loss:
Net depreciation in investments	$(217,736)	$(215,618)
Interest and dividend income	203,101	201,305

Net investment loss	$(14,635)	$(14,313)

Net depreciation in the fair value of the Plan’s investments consists of the Plan’s proportionate share of realized gains or losses and unrealized appreciation or depreciation on those investments. The net depreciation and interest and dividends are allocated to the Participating Plans based upon the relationship of each Participating Plan’s respective monthly balances in the investment pool to the total investment pool of the Master Trust, as determined at the beginning of each month.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

5. Fair Value Measurements

The Plan applies the accounting standards for fair value measurement to all of the Plan’s investments that are measured and recorded at fair value. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. The three levels of the fair value hierarchy defined by the standard are described below.

Level 1:	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date. The Plan’s Level 1 assets include mutual funds, whose fair values are derived from quoted market prices.

Level 2:	Pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable. The Plan’s Level 2 assets include the L-3 Stock Fund, a unitized fund, as of December 31, 2015 and 2014.

Level 3:	Pricing inputs that are generally unobservable and not corroborated by market data. The Plan does not have any Level 3 investments.

Investments in the Master Trust measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2015 and 2014.

	Fair Value Measurements Using Input Type
	2015				2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in thousands)
Mutual funds	$2,956,325	$—	$—	$2,956,325	$2,957,290	$—	$—	$2,957,290
L-3 Stock Fund(1)	—	966,513	—	966,513	—	1,048,070	—	1,048,070

Total investments measured at fair value	$2,956,325	$966,513	$—	$3,922,838	$2,957,290	$1,048,070	$—	$4,005,360

Other investments measured at contract value(2)				556,649				543,063

Total investments in the master trust				$4,479,487				$4,548,423

(1)	The L-3 Stock Fund is a unitized stock fund, whose value is determined by its underlying assets consisting of shares of L-3 Holdings common stock.
(2)	In accordance with ASU 2015-12, certain investments are measured, presented and disclosed at contract value. These amounts relate to the MIP Fund’s investment in fully benefit-responsive contracts. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

6. Benefit-Responsive Investment Contracts

The Plan, through its Master Trust, holds investments in the MIP Fund. All investment contracts held by the MIP Fund are held directly between the MIP Fund and the issuer of the contract and are nontransferable. The MIP Fund is designed to invest in investment contracts offered by major insurance companies and in fixed income securities. The MIP Fund’s investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the MIP Fund invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into wrap contracts issued by third parties, and invests in cash equivalents represented by shares in a money market fund. FMTC seeks to minimize the exposure of the MIP Fund to credit risk through, among other things, diversification of the wrap contracts across an approved group of issuers. The MIP Fund’s ability to receive amounts due pursuant to these contracts is dependent upon the issuers’ ability to meet their financial obligations.

Wrap Contracts. Investments in wrap contracts are measured at fair value using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. The

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit-responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit-responsive withdrawals at contract value, including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

An investment contract is permitted to be valued at contract value, rather than fair value in accordance with ASU 2015-12, to the extent it is fully benefit-responsive and held by a trust offered only to qualified employer-sponsored defined contribution plans. An investment contract is considered fully benefit-responsive if: 1) it is effected directly between the portfolio and the issuer and may not be transferred without the consent of the issuer, 2) the issuer of the wrap contract provides assurance that the contract crediting rate will not be adjusted to less than zero, 3) the contract requires all permitted participant-initiated transactions with the portfolio to occur at contract value without limitation, 4) it is improbable that an event will occur that would limit the ability of the portfolio to transact at contract value with both the issuer and unitholders, and 5) the portfolio allows unitholders reasonable access to their funds. Investment contracts that do not meet the criteria for valuation at contract value will be valued at fair value as determined by the trustee.

FMTC purchases wrap contracts for the MIP Fund with the aim of maintaining the contract value of the MIP Fund’s bond investments. In selecting wrap issuers, FMTC analyzes the proposed terms of the wrap contract and the credit quality of the wrap issuer. Other factors, including the availability of wrap contracts under certain market or competitive conditions, may affect the number of wrap issuers and the terms of the wrap contracts held by the MIP Fund. The MIP Fund may agree to additional limitations on its investments as a condition of the wrap contracts. These may include maximum duration limits, minimum credit standards, and diversification requirements. In addition, a wrap issuer may also require that the MIP Fund invest entirely in cash or cash equivalents under certain conditions. Generally, as long as the MIP Fund is in compliance with the conditions of its wrap contracts, it may buy and sell underlying assets without impacting the contract value of the underlying assets. FMTC may terminate and replace wrap contracts under various circumstances, including when there is a default by the wrap issuer.

Wrap contracts accrue interest using a formula called the “crediting rate”. Wrap contracts use the crediting rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market and contract value of the underlying assets over time.

Wrap contracts limit the ability of the MIP Fund to transact at contract value upon the occurrence of certain events not probable of occurring. These events include, but are not limited to, tax disqualification, certain MIP Fund amendments if the issuers’ consent is not obtained, complete or partial termination of the MIP Fund, any legal changes applicable to the plan that could have a material adverse effect on the portfolio’s cash flow, merger or consolidation of the MIP Fund with another plan, exclusion of a previously eligible group, early retirement/ termination programs and transfer of assets from a portfolio to a competing option. In addition, the issuers of wrap contracts have certain rights to terminate a contract at any time and settle at an amount which differs from contract value. In the event that the market value of the portfolio’s covered assets is below its contract value at the time of such termination, FMTC may elect to keep the wrap contract in place until such time as the market value of the portfolio’s covered assets is equal to its contract value, normally over the duration of the portfolio measured at notification date. A wrap issuer may also terminate a wrap contract if FMTC’s investment management authority over the portfolio is limited or terminated as well as if all of the terms of the wrap contract fail to be met.

7. Benefit Payments

Upon termination, participants may receive the vested portion of their account balance as soon as practicable, in either a lump sum or in periodic installments as provided for in the Plan document at the participants’ option. Terminated participants who have an account balance in excess of $1,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65, but not later than age 70 1/2.

Generally, a penalty will be imposed on participant withdrawals made before the participant reaches age 59 1/2. Participant withdrawals may be made prior to reaching age 59 1/2 without incurring a penalty in the event of financial hardship as determined pursuant to provisions of the Plan and the IRC. In the event of retirement or termination of employment prior to age 59 1/2, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

8. Loans

The Plan provides for loans to active participants. Generally, participants may not have more than one loan outstanding at any time and the maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant’s account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate plus one percent, and the maximum term of a loan is five years, or thirty years if used to purchase a principal residence.

Loan repayments are made through payroll deductions, with principal and interest credited to the participants’ fund accounts. Repayment of the entire balance is permitted at any time. Participant loans are collateralized by the participant’s vested account balance. Notes receivable from participants includes both the outstanding principal balance and accrued interest.

9. Tax Status

The IRS has determined and informed the Company by a letter dated November 25, 2008, that the Plan is designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan has been amended and restated since receiving the determination letter. The Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Based on U.S. GAAP requirements, management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken within twelve months that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the year ended December 31, 2012.

The Plan recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. There were no interest and penalties included in the Plan’s financial statements.

10. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Company to Fidelity Investments Institutional Operations Company, Inc. for record keeping services were $141,800 for the year ended December 31, 2015.

The Plan’s proportionate interest in the L-3 Stock Fund includes 7,939,555 shares of L-3 Holdings’ common stock valued at $948,856,238 at December 31, 2015 and 8,136,919 shares of L-3 Holdings’ common stock valued at $1,026,960,587 at December 31, 2014. The Plan received aggregate dividends on the L-3 Stock Fund in the amount of $20,885,031 for the year ended December 31, 2015.

11. Termination Priorities

Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate participation to employee groups at any or all of the divisions and/or subsidiaries of the Company at any time, subject to the provisions of ERISA. In the event that such a discontinuance and/or termination occurs for the entire Plan, participants in the Plan will become 100% vested in Company contributions and the net assets attributable to the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

12. Reconciliation of Financial Statements to Form 5500

The following tables provide a reconciliation of net assets available for benefits per the financial statements and net investment gain per the financial statements to the Form 5500:

	December 31,
	2015	2014
	(in thousands)
Net assets available for benefits per the financial statements	$4,599,520	$4,668,398
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,996	7,930

Net assets available for benefits per the Form 5500	$4,603,516	$4,676,328

December 31, 2015
(in thousands)
Total net investment loss per the financial statements	$(14,313)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,934)

Total net investment loss per the Form 5500	$(18,247)

L-3 COMMUNICATIONS MASTER SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(in thousands)

Description of Investment	Cost	Current Value
Participant loans*	—	$91,621

Total	—	$91,621

*	Consists of participant loans with interest rates ranging from 3.25% to 10.25%, maturing through January 2046.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L-3 Communications Master Savings Plan

Date: June 23, 2016	/s/ Ralph G. D’Ambrosio
	Name:	Ralph G. D’Ambrosio
	Title:	Authorized Signatory, L-3 Benefit Plan Committee